Mail Stop 4561

July 24, 2007

Mr. Paul H. Pfleger
President and Director
Interfinancial Real Estate Management Company
1201 Third Avenue
Suite 5400
Seattle, Washington   98101-3076

      Re: **Urban Improvement Fund Limited - 1974**
                Form 10-KSB for the year ended December 31, 2005
                Filed July 5, 2006
                Form 10-QSB for the quarter ended March 31, 2006
                File No. 000-08071
                Forms 10-KSB/A for the year ended December 31, 2005
                Filed February 20, 2007 and July 11, 2007

Dear Mr. Pfleger:

      We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

                                          Sincerely,

                                          Daniel L. Gordon
                                          Branch Chief